金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

07026987

RECEIVED
2007 OCT -2 A 9:3

GOLD PEAK

28 September 2007

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL EXEMPTION # 82-3604

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Overseas Regulatory Announcement – Acquisition of subsidiaries of GP Industries Limited	5 September 2007
Overseas Regulatory Announcement – Increase in interest in an associated company of GP Industries Limited	7 September 2007
Announcement – Adoption of new share option scheme of the Company	7 September 2007

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

PROCESSED
OCT 03 2007
THOMSON
FINANCIAL

Wong Man Kit
General Manager - Finance

Encl.

dlw 10/2

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors
As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Subject	:	Acquisition of subsidiaries of GP Industries Limited
Date	:	5 September 2007

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

ACQUISITION OF SUBSIDIARIES

The Directors of GP Industries Limited (the "Company") wish to announce that the Group has acquired the remaining 51% interest in its 49%-owned Maxson Industries Limited ("Maxson").

Maxson is incorporated in Hong Kong and is principally engaged in investment holding and trading of plastic components. Maxson Industries (Huizhou) Limited ("Maxson HZ") is a wholly-owned subsidiary of Maxson and is incorporated in the People's Republic of China. Maxson HZ is principally engaged in plastic mould fabrication and manufacturing of injection moulded plastic components. The cash consideration for the purchase of 51% interest in Maxson, which was arrived at on a willing-seller willing-buyer basis after considering, *inter alia*, the net asset value of the Maxson group of companies, was approximately HK$8.1 million (approximately S$1.58 million). Share of net asset value acquired amounted to approximately S$1.36 million.

The purchase of 51% interest in Maxson was funded by internal resources and is not expected to have any material impact on the Company's consolidated net tangible assets and earnings per share for the financial year ending 31 March 2008.

None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

By order of the Board

Tan San-Ju
Company Secretary
5 September 2007

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors
As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Subject	:	Increase in interest in an associated company of GP Industries Limited
Date	:	7 September 2007

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

INCREASE IN INTEREST IN AN ASSOCIATED COMPANY

The Directors of GP Industries Limited (the "Company") wish to announce that the Company has increased its interest in Linkz Industries Limited ("Linkz") from 45.13% to 47.23%. This increase in interest in Linkz resulted from the purchase of 96,652 ordinary shares of HK$10 each in Linkz ("ordinary Linkz share") for an aggregate cash consideration of approximately HK$15.4 million (approximately S$3.0 million) from certain management shareholders of Linkz.

The purchase price of approximately HK$160 per ordinary Linkz share was arrived at on a willing-seller willing-buyer basis, after considering the unaudited consolidated net asset value of Linkz as at 31 March 2007 and dividends declared by Linkz subsequent to 31 March 2007. Share of net asset value acquired amounted to approximately S$3.2 million.

This increase in interest in Linkz was funded by internal resources and is not expected to have any material impact on the Company's consolidated net tangible assets and earnings per share for the financial year ending 31 March 2008.

None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in this transaction.

By order of the Board

Tan San-Ju
Company Secretary
7 September 2007

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

ADOPTION OF NEW SHARE OPTION SCHEME

The Board is pleased to announce that at the Annual General Meeting of the Company held on September 7, 2007, the ordinary resolutions for approving the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme were duly passed by the Shareholders by show of hands.

Reference is made to the circular of Gold Peak Industries (Holdings) Limited (the "Company") dated July 26, 2007 (the "Circular") regarding, among other things, the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme. Unless the context requires otherwise, terms used herein shall have the same meanings as they are defined in the Circular.

The Board is pleased to announce that at the Annual General Meeting of the Company held on September 7, 2007, the ordinary resolutions for approving the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme were duly passed by the Shareholders by show of hands.

By Order of the Board
WONG Man Kit
Company Secretary

As at the date of this announcement, the Board consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Hong Kong, September 7, 2007

www.goldpeak.com

END